SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                             ROTECH HEALTHCARE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    778669101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 15, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]    Rule 13d-1(b)
         [   ]    Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778669101                   13G

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Capital Corporation
               13-1500700

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)  [  ]
                                         (b)  [  ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

       NUMBER OF                5        SOLE VOTING POWER
         SHARES                          2,141,156
      BENEFICIALLY
        OWNED BY                6        SHARED VOTING POWER
          EACH                           0
       REPORTING
      PERSON WITH               7        SOLE DISPOSITIVE POWER
                                         2,141,156

                                8        SHARED DISPOSITIVE POWER
                                         0


      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               2,141,156

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [  ]

      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               8.55%

      12       TYPE OF REPORTING PERSON*

               CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 778669101             13G

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Capital Services, Inc.
               06-1109503

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)  [  ]
                                         (b)  [  ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware

       NUMBER OF                5        SOLE VOTING POWER
         SHARES                          Disclaimed (See 9 below)
      BENEFICIALLY
        OWNED BY                6        SHARED VOTING POWER
          EACH                           Disclaimed (See 9 below)
       REPORTING
      PERSON WITH               7        SOLE DISPOSITIVE POWER
                                         Disclaimed (See 9 below)

                                8        SHARED DISPOSITIVE POWER
                                         Disclaimed (See 9 below)


      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [  ]

      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Not applicable (See 9 above)

      12       TYPE OF REPORTING PERSON*

               CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 778669101                   13G

      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               General Electric Company
               14-0689340

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                         (a)  [  ]
                                         (b)  [  ]

      3        SEC USE ONLY

      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               New York

       NUMBER OF                5        SOLE VOTING POWER
         SHARES                          Disclaimed (See 9 below)
      BENEFICIALLY
        OWNED BY                6        SHARED VOTING POWER
          EACH                           Disclaimed (See 9 below)
       REPORTING
      PERSON WITH               7        SOLE DISPOSITIVE POWER
                                         Disclaimed (See 9 below)

                                8        SHARED DISPOSITIVE POWER
                                         Disclaimed (See 9 below)


      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               Beneficial ownership of all shares is disclaimed by General Electric Company

      10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*

               [  ]

      11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               Not applicable (See 9 above)

      12       TYPE OF REPORTING PERSON*

               CO

        *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1(a)         Name of Issuer.

                  Rotech Healthcare Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices.

                  2600 Technology Drive, Suite 300, Orlando, Florida 32804.

Item 2(a)         Name of Person Filing.

                  This Schedule 13G (the "Schedule 13G") is being filed on behalf of each of the following persons (each, a "Reporting Person"):

                    (i) General Electric Capital Corporation ("GE Capital");
                    (ii) General Electric Capital Services, Inc. ("GECS"); and
                    (iii) General Electric Company ("GE").

                  This statement relates to shares held directly by GE Capital.

                  GECS is the parent company of GE Capital.

                  GE is the parent company of GECS.

                  An agreement among the Reporting Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit A.

Item 2(b)         Address of Principal Business Office, or, if none, Residence.

     The address of the principal business office of GE Capital and GECS is: c/o of General Electric Capital Corporation, 201 Merritt 7, Norwalk, CT 06851.

     GE's principal business office is located at 3135 Easton Turnpike, Fairfield, CT 06431.

Item 2(c)         Citizenship or Place of Organization.

                    (i) GE Capital is a Delaware corporation;
                    (ii) GECS is a Delaware corporation; and
                    (iii) GE is a New York corporation.

Item 2(d)         Title of Class of Securities.

                  Common Stock, $0.0001 par value (the "Shares").

Item 2(e)         CUSIP Number.
                  778669101


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
                  Not applicable.

      (a)   [   ]   Broker or dealer  registered under section 15 of the Act (15
                    U.S.C. 78o).

      (b)   [   ]   Bank as  defined  in  section  3(a)(6) of the Act (15 U.S.C.
                    78c).

      (c)   [   ]   Insurance  company as defined in section 3(a)(19) of the Act
                    (15 U.S.C. 78c).

      (d)   [   ]   Investment   company  registered  under  section  8  of  the
                    Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e)   [   ]   An     investment     advisor     in     accordance     with
                    ss.240.13d-1(b)(1)(ii)(E).

      (f)   [   ]   An employee  benefit  plan or endowment  fund in  accordance with ss.240.13d-1(b)(1)(ii)(F).

      (g)   [   ]   A parent  holding  company or control  person in  accordance with ss.240.13d-1(b)(1)(ii)(G).

      (h)   [   ]   A savings  association  as defined  in  Section  3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813).

      (i)   [   ]   A church plan that is  excluded  from the  definition  of an investment  company under Section 3(c)(14) of the Investment
                    Company Act of 1940 (15 U.S.C. 80a-3).

      (j)   [   ]   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).


Item 4            Ownership.

                  Ownership as of December 31, 2003 is incorporated by reference to items (5) - (9) and (11) of the cover page of the Reporting Person.

                  Each of GECS and GE hereby disclaims beneficial ownership of the Shares.

Item 5            Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6            Ownership  of  More Than  Five  Percent on  Behalf of  Another
                  Person.

                  Not applicable.

Item 7            Identification  and  Classification  of the  Subsidiary  which
                  Acquired   the  Security  Being  Reported  On  by  the  Parent
                  Holding Company.

                  Not applicable.

Item 8            Identification and Classification of Members of the Group.

                  Not applicable.

Item 9            Notice of Dissolution of Group.

                  Not applicable.

Item 10           Certification.

                  Not applicable


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 27, 2004                  GENERAL ELECTRIC CAPITAL CORPORATION

                                                 By: /S/ James C. Ungari
                                                 Name: James C. Ungari
                                                 Title: Vice President



Date:  October 27, 2004                  GENERAL ELECTRIC CAPITAL SERVICES, INC.

                                                 By: /S/ Barbara A. Lane
                                                 Name: Barbara A. Lane
                                                 Title: Attorney-in-fact



Date:  October 27, 2004                  GENERAL ELECTRIC COMPANY

                                                 By: /S/ Barbara A. Lane
                                                 Name: Barbara A. Lane
                                                 Title: Attorney-in-fact

EXHIBIT INDEX

A. Joint Filing Agreement, dated October 27, 2004 by and among; (i) General Electric Capital Corporation; (ii) General Electric Capital Services, Inc.; and (iii) General Electric Company.

B. Power of Attorney, dated as of November 26, 2003, appointing Barbara A. Lane as attorney-in-fact for General Electric Capital Services, Inc.

C. Power of Attorney, dated as of December 16, 2003, appointing Barbara A. Lane as attorney-in-fact for General Electric Company.